UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________________

Commission file number: 1-10299

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.

112 West 34th Street

New York, New York 10120

*  Schedules required by Form 5500, which are not applicable, have been omitted.

1

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

/s/ KPMG LLP
New York, New York
June 25, 2015

2

Foot Locker 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value	$222,944,675	$195,657,822
Cash - non-interest bearing	16,651	1,361
	222,961,326	195,659,183

Notes receivable from participants	6,221,641	5,806,748

Receivables:
Participant contributions	532,112	526,148
Employer contribution	2,755,538	2,664,843
Due from broker for securities sold	15,583	—
Total assets	232,486,200	204,656,922

Liabilities:
Accrued expenses	—	28,670
Excess contributions payable to participants	93,944	8,261
Net assets available for benefits, at fair value	232,392,256	204,619,991

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(184,364)	(111,011)
Net assets available for benefits	$232,207,892	$204,508,980

See accompanying notes to financial statements.

3

Foot Locker 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2014 and 2013

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$21,001,546	$32,989,299
Dividends	4,667,550	3,093,748
Total investment income	25,669,096	36,083,047

Interest on notes receivable from participants	176,025	166,748

Contributions:
Participants	17,996,235	17,295,949
Employer	2,755,538	2,664,843
Total contributions	20,751,773	19,960,792

Total additions	46,596,894	56,210,587

Deductions from net assets attributed to:
Benefits paid to participants	18,196,353	16,053,542
Administrative fees	701,629	694,608
Total deductions	18,897,982	16,748,150

Net increase in net assets	27,698,912	39,462,437

Net assets available for benefits:
Beginning of year	204,508,980	165,046,543
End of year	$232,207,892	$204,508,980

See accompanying notes to financial statements.

4

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following description of the Foot Locker 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering generally all U.S. employees of Foot Locker, Inc. (the “Company" or the “Plan Sponsor”) and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico and are covered under another affiliate defined contribution plan. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective as of January 1, 1996.

(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 3% of pre-tax annual compensation, as defined, for participants who meet the eligibility requirements. The initial automatic enrollment percentage automatically increases each year in 1% increments up to a maximum of 5%. The maximum allowable salary reduction contribution by a participant is 40% of pre-tax annual compensation, as defined in the Plan document. Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Internal Revenue Code (“IRC”), as amended, the maximum amount that a participant may contribute under the Plan is $17,500 for both 2014 and 2013. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service consisting of at least 1,000 hours. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company make a matching contribution in an amount equal to 25% of the employees’ pre-tax contributions up to 25% of the first 4% of the employees’ compensation (subject to certain limitations). Matching contributions, at the Company’s option, are made either in shares of the Company's common stock ("Foot Locker Shares") or in cash to be invested in Foot Locker Shares. Participants that are invested in the Foot Locker Stock Fund can diversify their matching contributions into any of the other investment options available under the Plan at any time. Matching contributions for 2014 and 2013 were made entirely in Foot Locker Shares. The contributions are recorded at the closing price on the date of the Plan’s year-end if that day is a trading day or at the average of the high and low of the closest preceding trading day if the date of the year-end is not a trading day. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. No additional contributions were made for 2014 and 2013. Participants who have attained the age of 50 may make catch-up contributions of up to $5,500 in 2014 and 2013, as defined by the Plan. These contributions are not eligible for matching contributions by the Company.

(c)	Participant Accounts

Each participant's account is credited with (a) the participant's contributions and allocations of the Company's matching contribution and (b) Plan net earnings, and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

5

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan - (continued)

(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year beginning after the first year of vesting service and is fully vested after five years of vesting service, as defined in the Plan document.

(e)	Investment Options

Participants may change their investment options daily. Participants may elect to allocate up to 25% of their contributions to the Company’s stock. In addition, each participant could direct his or her contributions to the following funds in 1% increments:

Northern Trust Focus Funds (age based) - Each Northern Trust Focus Fund invests in an array of underlying Northern Trust Funds, allowing the participant to invest in a mix of stocks, bonds, and capital preservation investments. Some of the underlying funds held by the Northern Trust Focus Funds invest in international securities, which involve risks such as currency fluctuations and economic and political instability.

Northern Trust Focus Income Fund - The fund seeks to provide current income for investors in retirement. The fund will employ a strategic asset allocation strategy which begins with an aggressive allocation and over time moves toward a more conservative allocation. The fund will invest primarily, but will not be limited to, in various equity, fixed income, real estate and short-term cash collective funds.

Baron Small Cap Fund - The fund seeks capital appreciation through long-term investments primarily in securities of small-sized growth companies. The fund intends that at least 80% of the fund’s total assets are invested in the securities of small-sized growth companies. A small-sized growth company is defined as one having a market capitalization of under $2.5 billion at the time of purchase.

Mainstay Large Cap Growth Fund - The fund seeks long-term growth of capital. The fund normally invests at least 80% of its assets in companies with market capitalization in excess of $4.0 billion at time of purchase.

Northern Trust Collective All Country World Ex-US IMI Fund - The fund seeks to approximate the risk and return characteristics of the Morgan Stanley All Country World Ex-US Investable Market Index. This index is commonly used to represent the non-US equity developed and emerging markets.

Northern Trust Collective S&P 500 Index Fund - The fund seeks to approximate the risk and return characteristics of the S&P 500 Index. This index is commonly used to represent the large-cap segment of the U.S. equity market.

Goldman Sachs Small Cap Value Fund - The fund seeks long-term capital appreciation by investing, under normal circumstances, at least 80% of its assets in a diversified portfolio of equity investments in small-cap issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 2000 Value Index. The fund invests in small and/or midsize companies.

Loomis Sayles Value Fund - The fund seeks long-term growth of capital and income. The fund primarily invests in equity securities of medium-sized and large-sized companies. During 2015, the Plan exited this fund and entered into the Dodge & Cox Stock Fund.

6

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan - (continued)

(e)	Investment Options - (continued)

PIMCO Total Return Fund - The investment seeks maximum total return, consistent with preservation of capital and prudent investment management. Investments are made primarily in a diversified portfolio of investment-grade, fixed-income securities of varying maturities, and can include U.S. Government and corporate bond securities, mortgage and other asset backed securities, U.S. dollar and non-U.S. dollar denominated securities of non-U.S. issuers, and money market instruments. The Plan exited this fund during 2014 and entered into the Metropolitan West Total Return Bond Fund.

Metropolitan West Total Return Bond Fund - The Plan entered into this fund during 2014. The fund seeks to outperform the Barclays Capital Aggregate Index while maintaining overall risk similar to the index. Investments are made primarily in a diversified portfolio of investment grade, fixed-income securities of various types of bonds and other securities, and can include corporate bonds, notes, collateralized bond obligations, collateralized debt obligations, mortgage and other asset backed securities, bank loans, money-market securities, swaps, futures, options, credit-default swaps, private placements, municipal securities, and restricted securities.

Wells Fargo Stable Return Fund - The fund seeks safety of principal and consistency of returns with minimal volatility. The fund is for conservative investors seeking more income than money market funds and an expectation of less price fluctuation of stock or bond funds. The fund intends to be fully invested in book value investment instruments and employs a broad diversification among contract issuers and underlying securities. The fund’s returns will fluctuate with interest rates and market conditions.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares. Foot Locker Shares may be obtained directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

(f)	Notes Receivable from Participants

Participants may borrow from their accounts, once each year, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). At any time, only one loan may be outstanding per participant. Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is generally paid ratably through regular payroll deductions. Notes receivable from participants totaling $6,221,641 and $5,806,748 were outstanding at December 31, 2014 and 2013, respectively, bearing interest rates ranging from 3.25% to 8.25% at each year-end.

(g)	Payment of Benefits

Participants are eligible for a distribution upon termination of service, death, disability, or retirement. A participant will receive a lump-sum amount equal to the fair market value of the participant's vested interest in his or her account. A participant may elect to have any investment in the Foot Locker Stock Fund distributed in either cash or Foot Locker Shares.

7

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan - (continued)

(g)	Payment of Benefits - (continued)

Participants are eligible for a distribution due to financial hardship under certain conditions in accordance with the Plan document. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes, or penalties incurred.

(h)	Administrative Fees

Included in administrative fees are amounts paid by participants for processing loans, administrative fees paid using forfeitures, and investment management fees. To the extent expenses of administering the Plan are not paid by the Plan, the expenses are paid by the Company and, therefore, are not included in the accompanying financial statements. For registered investment companies, investment advisers are reimbursed for costs incurred or receive a management fee for providing advisory services. These reimbursed costs and management fees are reflected in the net appreciation of investments on the statements of changes in net assets available for benefits.

(i)	Forfeitures

Forfeitures of non-vested employer matching contributions are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. Administrative expenses paid from forfeited non-vested accounts amounted to $167,532 and $107,213 in 2014 and 2013, respectively. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $68,762 and $73,473, respectively.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in commingled funds are valued at the net asset value of units held by the Plan at year-end. Foot Locker Shares held within the Foot Locker Stock Fund and mutual funds are valued at the quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Interest and dividend income earned from commingled funds are re-invested by the respective funds and are included in net appreciation of investments in the statements of changes in net assets available for benefits. Dividend income earned from the mutual funds and common stock is recorded as dividends in the statements of changes in net assets available for benefits.

8

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(2)	Summary of Significant Accounting Policies - (continued)

(c)	Investment Valuation and Income Recognition - (continued)

The Plan has a fully benefit-responsive common collective trust as an investment, Wells Fargo Stable Return Fund. This type of investment contract is required to be reported at fair value. However, contract value is the relevant measurement for fully-benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

(d)	Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding principal balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRC are recorded as a liability with a corresponding reduction to participant contributions. The Plan distributed the 2014 excess contributions to the applicable participants prior to March 15, 2015.

(g)	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). ASU No. 2015-07 removes the requirement to categorize within the fair value hierarchy investments whose fair values are measured at net asset value (NAV) (or its equivalent) under the practical expedient in FASB’s guidance on fair value measurements. Reporting entities also must disclose the amount of investments measured at NAV (or its equivalent) under the practical expedient to allow users to reconcile total investments in the fair value hierarchy to total investments measured at fair value. ASU No. 2015-07 is effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this guidance is not expected to have a significant effect on the financial statements.

Other recent accounting pronouncements issued by the FASB and the U.S. Securities and Exchange Commission did not, or are not believed by management to, have a material effect on the Plan’s financial statements.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

9

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(4)	Tax Status

The Internal Revenue Service (“IRS”), the primary tax oversight body of the Plan, generally has the ability to examine the Plan activity for up to three prior years. On November 7, 2013, the Company received a favorable determination letter from the IRS with respect to the qualification of the Plan, dated January 31, 2012. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

(5)	Risks and Uncertainties

The Plan offers a number of investment options, including participant investments in Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of the Plan Sponsor.

The Plan’s investments include commingled funds that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by sub-prime mortgage loans.

The value, liquidity, and related income of these securities is sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(6)	Investments

The following investments represent five % or more of the Plan’s net assets:

	2014	2013
Northern Trust Collective S&P 500 Index Fund – 70,279 and 68,953 units, respectively	$19,373,223	$16,727,312
Loomis Sayles Value Fund – 502,609 and 450,480 units, respectively	13,288,971	12,068,350
Mainstay Large Cap Growth Fund – 1,359,748 and 1,250,387 units, respectively	14,222,962	13,016,527
Northern Trust Focus 2045 Fund – 94,993 and 92,576 units, respectively	15,197,046	14,347,450
Northern Trust Focus 2050 Fund – 91,125 and 88,235 units, respectively	14,584,559	13,680,813
Wells Fargo Stable Return Fund – 258,583 and 276,065 units, respectively	13,206,606	13,842,475
Foot Locker Stock Fund – 1,099,619 and 1,114,507 shares, respectively	61,776,604	46,185,164

10

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(6)	Investments – (continued)

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,001,546 in 2014 and by $32,989,299 in 2013, as follows:

	2014	2013
Commingled funds	$4,449,113	$14,711,689
Mutual funds	(233,268)	7,481,381
Foot Locker Stock Fund	16,785,701	10,796,229
	$21,001,546	$32,989,299

(7)	Fair Value Measurements

The Plan categorizes its financial assets into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Plan’s financial assets recorded at fair value are categorized as follows:

Level 1 –   Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2014 and 2013. There were no transfers between levels during 2014 and 2013. See footnote 2(c) for description of valuation methodologies for assets measured at fair value.

11

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(7)	Fair Value Measurements - (continued)

The following tables provide a summary, by level, of the Plan’s financial assets that are measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2014
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$73,958,361	$-	$73,958,361
Stable value / capital preservation investment contract*	-	13,206,606	-	13,206,606
U.S. equity large cap blended fund (S&P 500 Index)	-	19,373,223	-	19,373,223
International equity funds	-	9,400,701	-	9,400,701
Mutual funds:
U.S. equity large cap structured funds	27,511,933	-	-	27,511,933
U.S. equity small cap funds	11,413,204	-	-	11,413,204
Fixed-income fund	6,304,043	-	-	6,304,043
Common stock:
Foot Locker Stock Fund	61,776,604	-	-	61,776,604
	$107,005,784	$115,938,891	$-	$222,944,675

	Fair Value Measurements at December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Commingled funds:
Target date funds	$-	$66,237,242	$-	$66,237,242
Stable value / capital preservation investment contract*	-	13,842,475	-	13,842,475
U.S. equity large cap blended fund (S&P 500 Index)	-	16,727,312	-	16,727,312
International equity funds	-	9,878,605	-	9,878,605
Mutual funds:
U.S. equity large cap structured funds	25,084,877	-	-	25,084,877
U.S. equity small cap funds	11,416,427	-	-	11,416,427
Fixed-income fund	6,285,720	-	-	6,285,720
Common stock:
Foot Locker Stock Fund	46,185,164	-	-	46,185,164
	$88,972,188	$106,685,634	$-	$195,657,822

* The Wells Fargo Stable Return Fund invests in investment contracts and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period of time. A security-backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is a fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The average market yield of the Wells Fargo Stable Return Fund was 1.40% and 1.36% for the years ended December 31, 2014 and 2013, respectively, and its average yield based on the interest rate credited to participants was 1.64% and 1.52% for the years ended December 31, 2014 and 2013, respectively. There are no unfunded commitments or reserves as of December 31, 2014 and 2013. Certain events may limit the ability of the Wells Fargo Stable Return Fund to transact at contract value with the issuer of the investment contracts. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact at contract value with participants, is probable.

12

Foot Locker 401(k) Plan

Notes to Financial Statements

December 31, 2014 and 2013

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares or units of various commingled funds which were managed by Mercer HR Services, LLC, the Plan’s record keeper. In addition, Northern Trust Investments, N.A. serves as the custodian for certain commingled funds. The Plan invests in common stock of the Company and issues loans to participants.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$232,207,892	$204,508,980
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	184,364	111,011
Net assets available for benefits per the Form 5500	$232,392,256	$204,619,991

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2014 and 2013 to net income per the Form 5500:

	2014	2013
Net increase in net assets per the financial statements	$27,698,912	$39,462,437
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	184,364	111,011
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(111,011)	(368,113)
Net income per the Form 5500	$27,772,265	$39,205,335

13

Supplemental Schedule

Foot Locker 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

as of December 31, 2014

	(b) Identity of Issuer, Borrower, Lessor, or Similar	(c) Description of investment, including maturity date, rate of interest,		(d)	(e)
(a)	Party	collateral, par, or maturity value		Cost**	Fair value
		Commingled Funds:
*	Northern Trust	Northern Trust Collective S&P 500 Index Fund	70,279 units	—	$19,373,223
*	Northern Trust	Northern Trust Collective All Country World Ex-US IMI Fund	82,246 units	—	9,400,701
*	Northern Trust	Northern Trust Focus Income Fund	2,993 units	—	406,144
*	Northern Trust	Northern Trust Focus 2010 Fund	1,512 units	—	213,663
*	Northern Trust	Northern Trust Focus 2015 Fund	10,525 units	—	1,523,129
*	Northern Trust	Northern Trust Focus 2020 Fund	29,067 units	—	4,310,076
*	Northern Trust	Northern Trust Focus 2025 Fund	40,177 units	—	6,092,012
*	Northern Trust	Northern Trust Focus 2030 Fund	43,064 units	—	6,685,689
*	Northern Trust	Northern Trust Focus 2035 Fund	45,270 units	—	7,176,614
*	Northern Trust	Northern Trust Focus 2040 Fund	59,049 units	—	9,444,317
*	Northern Trust	Northern Trust Focus 2045 Fund	94,993 units	—	15,197,046
*	Northern Trust	Northern Trust Focus 2050 Fund	91,125 units	—	14,584,559
*	Northern Trust	Northern Trust Focus 2055 Fund	51,964 units	—	8,325,112
	Wells Fargo	Wells Fargo Stable Return Fund***	258,583 units	—	13,206,606
		Mutual Funds:
	Goldman Sachs	Goldman Sachs Small Cap Value	107,469 units	—	5,980,640
	Loomis	Loomis Sayles Value Fund	502,609 units	—	13,288,971
	Baron	Baron Small Cap Fund	160,537 units	—	5,432,564
	Mainstay	Mainstay Large Cap Growth Fund	1,359,748 units	—	14,222,962
	Metropolitan West	Metropolitan West Total Return Bond Fund	578,353 units	—	6,304,043

		Stock Fund:
*	Foot Locker, Inc.	Foot Locker Stock Fund	1,099,619 shares	—	61,776,604
		Loans:
*	Plan Participants	Notes receivable from participants	1,720 loans were
			outstanding at
			December 31, 2014, bearing interest
			at rates ranging from
			3.25% - 8.25%, maturing
			through 2029	—	6,221,641
					$229,166,316

*	Party-in-interest as defined by ERISA.
**	Cost basis is not required for participant directed investments and therefore is not included.
***	As of December 31, 2014, the investment in the Wells Fargo Stable Value Return Fund, at contract value, amounted to $13,022,242.

See accompanying report of independent registered public accounting firm.

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Foot Locker 401(k) Plan

By:	/s/ Lauren B. Peters
Lauren B. Peters
Executive Vice President and
Chief Financial Officer

Date: June 25, 2015

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EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

16